

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON. D.C. 20549

No Act

DIVISION OF
MARKET REGULATION



03036771

October 23, 2003

Mr. Robert Davis
Conversion Project Manager
✓ RBC Dain Rauscher, Inc.
510 Marquette Avenue South
Minneapolis, MN 55402-1106

Act *Securities Exchange Act of 1934*
Section *815*
Rule *15c3-3*
Public
Availability *11/6/03*

Re: Application to Establish an Omnibus Account

Dear Mr. Davis:

We have received your letter dated October 10, 2003, in which you request on behalf of RBC Dain Correspondent Services ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about November 14, 2003, the Applicant will begin clearing some selected broker accounts of Kent King Securities which currently clears its customer accounts through ABN-AMRO ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1)   the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2)   the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3)   the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4)   the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat·the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Charisse Jones, NYSE

TKM/mbs



RBC Dain
Correspondent
Services

510 Marquette Avenue South
Minneapolis, MN 55402-1106

October 10, 2003

Mr. Michael A. Macchiaroli
Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, Northwest
Washington, DC 20549

Re: **Application Pursuant to SEC Rule 15c3-3(c)(7)/06 Concerning an Omnibus
      Account Used to Facilitate the Prompt and Orderly Transfer of Customer
      Accounts in Bulk from One Broker Dealer to Another.**

Dear Mr. Macchiaroli:

RBC Dain Correspondent Services, through the courtesy of RBC Dain Rauscher, Inc.,
will be receiving some selected broker accounts of Kent King Securities from ABN-
AMRO. We anticipate converting the accounts on November 14, 2003.

In connection with this transaction, this letter is our application pursuant to SEC Rule
15c3-3(c)(7)/06 concerning an Omnibus account used to facilitate the prompt and orderly
transfer of customer accounts in bulk from one broker dealer to another. We respectfully
request that the Omnibus account be designated as a control location and in connection
with this request, we represent the following:

1. The books and records of RBC Dain Correspondent Services (RBC Dain Rauscher,
    Inc.) will reflect certain customer security positions and money balances previously
    held by Kent King Securities and ABN-AMRO.

2. The books and records of RBC Dain Correspondent Services (RBC Dain Rauscher,
    Inc.) will reflect that the customer securities not yet transferred as part of the
    conversion are "located" in the Omnibus account at ABN-AMRO.

3. RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.) assumes the
    responsibility to clear all transactions in the customer accounts being transferred.

4. ABN-AMRO will provide RBC Dain Correspondent Services (RBC Dain Rauscher,
    Inc.) with written assurance that:

    • For purposes of Rule 15c3-3, ABN-AMRO will treat the Omnibus account as a
      customer account and the customer securities maintained in the Omnibus account
      as fully paid securities.

- ABN-AMRO will promptly deliver the securities to RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.).

Please contact me at 612-607-8572 if there are any questions.

Sincerely,

Robert Davis
Conversion Project Manager
RBC Dain Rauscher, Inc.
Clearing Agent for RBC Dain Correspondent Services

Cc: Ms. Charisse Jones
New York Stock Exchange
20 Broad Street
New York, NY 10005

Ms. Deborah Kermeen
RBC Dain Rauscher, Inc.
60 S. 6th Street
Minneapolis, MN 55402